UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

Cerner Corporation

(Name of Subject Company)

Cerner Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

156782104

(CUSIP Number of Class of Securities)

Daniel P. Devers

Executive Vice President and Chief Legal Officer

Cerner Corporation

2800 Rock Creek Parkway

North Kansas City, Missouri 64117

(816) 221-1024

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

James P. Beaubien

Mark D. Gerstein

Christopher R. Drewry

Brent T. Epstein

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Cerner Corporation, a Delaware corporation (“Cerner”). The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Cedar Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), a wholly owned subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), to purchase all of the issued and outstanding shares of Cerner’s common stock, par value $0.01 per share (the “Shares”). The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended or supplemented from time to time, the “Schedule TO”) filed by Oracle, Parent and Purchaser with the SEC on January 19, 2022, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 19, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Amending and restating the second paragraph under the caption “U.S. Antitrust Laws” as set forth below:

“At 11:59 p.m., Eastern Time, on Tuesday, February 22, 2022, the waiting period applicable to the Offer and the Merger under the HSR Act expired.”

Adding a new paragraph as the second paragraph under the caption “Legal Proceedings,” as previously set forth in Amendment No. 1 to the Schedule 14D-9, as set forth below:

“On February 15, 2022, a purported stockholder of Cerner filed a complaint in the Court of Chancery of the State of Delaware, captioned Operating Eng’rs Constr. Indus. & Misc. Pension Fund v. Cerner Corporation, C.A. No. 2022-0150 (Del. Ch.) (the “Pension Fund Complaint”). The Pension Fund Complaint names Cerner as defendant and asserts a claim under Section 220 of the Delaware General Corporation Law. The Pension Fund Complaint seeks, among other relief, an order to produce or permit inspection of books and records, as well as costs and expenses including attorneys’ fees.”

The foregoing summary is qualified in its entirety by the Pension Fund Complaint, a copy of which is filed as Exhibit (a)(5)(R) to this Schedule 14D-9 and is incorporated by reference herein.

Item 9.	Exhibits

The following Exhibits are attached hereto:

(a)(5)(R)

Complaint captioned Operating Eng’rs Constr. Indus. & Misc. Pension Fund v. Cerner Corporation, C.A. No. 2022-0150 (Del. Ch.), filed on February 15, 2022, in the Court of Chancery of the State of Delaware.

(a)(5)(S)

Press Release issued by Oracle Corporation on February 23, 2022, announcing the expiration of the HSR Act waiting period (incorporated by reference to Exhibit (a)(5)(K) to Schedule TO Amendment No. 3).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CERNER CORPORATION

By:	/s/ Mark J. Erceg
Name: Mark J. Erceg
Title: Executive Vice President and Chief Financial Officer
Date: February 23, 2022